Exhibit 12
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                    KANSAS GAS AND ELECTRIC COMPANY
          Computations of Ratio of Earnings to Fixed Charges
                        (Dollars in Thousands)
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                                                         Year Ended December 31,
                                        1997         1996         1995         1994         1993
Net Income. . . . . . . . . . . . .   $ 52,128     $ 96,274     $110,873     $104,526     $108,103
Taxes on Income . . . . . . . . . .     17,408       36,258       51,787       55,349       46,896
     Net Income Plus Taxes. . . . .     69,536      132,532      162,660      159,875      154,999

Fixed Charges:
  Interest on Long-Term Debt. . . .     46,062       46,304       47,073       47,827       53,908
  Interest on Other Indebtedness. .      4,388       11,758        5,190        5,183        6,075
  Interest on Corporate-owned
    Life Insurance Borrowings . . .     31,253       27,636       25,357       20,990       11,865
  Interest Applicable to Rentals. .     25,143       25,539       25,375       25,096       24,967
      Total Fixed Charges . . . . .    106,846      111,237      102,995       99,096       96,815

Earnings (1). . . . . . . . . . . .   $176,382     $243,769     $265,655     $258,971     $251,814

Ratio of Earnings to Fixed Charges.       1.65         2.19         2.58         2.61         2.60





(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred  investment  tax  credit)  and  fixed  charges.  Fixed  charges consist of all interest on  indebtedness, amortization  of debt  discount  and  expense, and the portion of rental expense which represents an interest factor.
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